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                                 CONSULTING AGREEMENT


            THIS CONSULTING AGREEMENT ("Agreement"), dated as of March 27, 1998 and effective as of the Effective Date (as defined in Section 9), is made between CHILDREN'S DISCOVERY CENTERS OF AMERICA, INC., a Delaware corporation ("Company"), and RICHARD A. NIGLIO ("Consultant").

                                      RECITALS:

            WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of March 27, 1998, by and among Knowledge Beginnings, Inc. ("Parent"), KBI Acquisition Corp. ("Merger Sub"), and Company (the "Merger Agreement"), Parent proposes to acquire not less than a majority of the outstanding shares of capital stock of Company;

            WHEREAS, Consultant has been a key employee of Company, and Parent, Merger Sub and Company deem Consultant's continued services with Company during the term of this Agreement and Consultant's covenants contained herein to be material and significant to Company's success and desire to ensure that the skills and experience of Consultant will remain available to Company;

            WHEREAS, without Consultant's agreement to consult with Company and to provide the covenants contained herein, Parent and Merger Sub would not have entered into the Merger Agreement or agreed to consummate the transactions contemplated thereby; and

            WHEREAS, the parties hereto desire to enter into this Agreement providing for the engagement of Consultant with Company and Consultant's other covenants contained herein on the terms and conditions hereinafter set forth.

            NOW, THEREFORE, in consideration of the mutual promises and subject to the terms and conditions set forth herein, the parties hereto agree as follows:

SECTION 1.  ENGAGEMENT.

            Effective as of the Effective Date without further action of Company or Consultant, Consultant resigns as an employee and officer of Company, Company engages Consultant as a consultant to Company and Consultant accepts such engagement with Company on the terms and conditions set forth in this Agreement, which such terms and conditions shall supersede all of the terms and conditions of Consultant's employment with Company in effect prior to the Effective Date. Consultant shall consult with, advise and assist Company in connection with such matters as may be reasonably requested by Company from time to time during the Consulting Term (as defined below); provided, however, that Consultant shall not be required to provide more than ten (10) hours of consulting services per quarter and Company


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shall pay Consultant's reasonable travel and incidental out-of-pocket expenses incurred in connection with any such consulting services.

SECTION 2.  CONSULTING FEE.

            As full and complete satisfaction of all of Company's obligations to Consultant, Company shall pay to Consultant a consulting fee of Three Hundred Fifty Thousand Dollars ($350,000) per annum for an aggregate consulting fee of Seven Hundred Thousand Dollars ($700,000) for the entire Consulting Term. The aggregate consulting fee of Seven Hundred Thousand Dollars ($700,000) for the entire Consulting Term shall be paid to Consultant on the Effective Date.

SECTION 3.  TERM.

            Consultant's engagement shall commence as of the Effective Date and shall terminate on the date that is two (2) years after the Effective Date (the "Consulting Term"), unless terminated earlier by Company upon written notice to Consultant. Upon termination of Consultant's engagement, Consultant shall not be entitled to receive any compensation or benefits (other than as provided in Section 2 above) and Consultant shall not be obligated to return any consulting fees to Company as a result of any such termination.

SECTION 4.  COVENANTS OF CONSULTANT.

            4.1     ACKNOWLEDGMENTS.  Consultant acknowledges the following:

                    4.1.1 ACCESS TO CONFIDENTIAL INFORMATION. Consultant's services previously rendered to Company and to be rendered hereunder have placed Consultant and shall continue to place Consultant in a position of confidence and trust which shall allow Consultant access to Confidential Information. As used herein, "Confidential Information" shall mean information and compilations of information relating to the business of Company, Parent, Merger Sub and/or the affiliates of Company, Parent and/or Merger Sub (collectively, the "Affiliates") including, but not limited to, information regarding any trade secrets, proprietary knowledge, operating procedures, finances, financial condition, projections, organization, employees, suppliers, customers, clients, agents, and other personnel, business activities, budgets, strategic or financial plans, objectives, marketing plans, prices and price lists, customer and supplier lists, operating and training materials, data bases and analyses, designs, formulaes, test data, and all strategies, documents and computer databases relating to any of the foregoing.

                    4.1.2 FAIR AND REASONABLE COVENANT. The type and period of restrictions imposed by the covenants in this Section 4 are fair and reasonable and such restrictions will not prevent Consultant from earning a livelihood.


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            4.2     COVENANT AS TO NONDISCLOSURE OR USE OF CONFIDENTIAL
INFORMATION. Consultant agrees that at all times during and after the term of Consultant's engagement hereunder, Consultant will maintain the Confidential Information in strictest confidence and will not, unless required to do so in the conduct of Company's operations, disclose to any individual or business enterprise of any nature, or use for Consultant's own personal use or financial gain, whether individually or on behalf of another person, firm, corporation or entity, any Confidential Information. Without limiting the generality of the foregoing, Consultant agrees that Company's agreements with other persons may include agreements that impose obligations or restrictions regarding inventions that occur in connection with work relating to such an agreement, or regarding the confidential nature of work pursuant to such an agreement. Consultant agrees to be bound by all such obligations and restrictions, and to do whatever is reasonably necessary to satisfy the obligations of Company.

            4.3 ASSIGNMENT OF INVENTIONS. To the maximum extent permitted by law, Consultant shall assign and transfer to Company and does hereby assign and transfer to Company Consultant's entire right, title and interest in and to all inventions including, but not limited to, designs, discoveries, inventions, improvements, formulas, ideas, devices, techniques, processes, writings, trade secrets, trademarks, trademark applications, patents, copyrights and all other intellectual property rights including but not limited to notes, records, reports, software, plans, memoranda and other tangible information relating to such intellectual property, whether or not subject to protection under applicable laws, which Consultant solely or jointly with others conceives, makes, acquires or suggests at any time during Consultant's past, present or future employment or engagement with Company and which relate in any manner to the actual or demonstrably anticipated business, products, processes, work, operations, research and development or other activities of Company, or result from or are suggested by any task assigned to Consultant or any work performed by Consultant for or on behalf of Company ("Inventions"). All Inventions are and shall be the sole property of Company.

            4.4 DISCLOSURE OF INVENTIONS, PATENTS, COPYRIGHTS AND MASK WORK RIGHTS. Consultant agrees:

                    4.4.1 To keep and maintain adequate and current written records of all Inventions made by Consultant (in the form of notes, sketches, drawings and other forms specified by Company) while engaged by Company. These records shall be available to Company and shall be and remain the sole property of Company at all times. Consultant will disclose such Inventions promptly in writing to the Chief Executive Officer of Company.

                    4.4.2 Upon request, to promptly execute a written assignment of title to Company for any Invention required to be assigned by
Section 4.3 ("assignable invention") and Consultant will preserve any such assignable invention as Confidential Information.

                    4.4.3 Upon request, to assist Company or its nominee at Company's expense during and at any time subsequent to Consultant's engagement in every reasonable way


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to obtain for Company's or its nominee's benefit, patents, copyrights, mask work rights and other statutory rights ("Statutory Rights") for such assignable inventions in any and all countries, which inventions shall be and remain the sole and exclusive property of Company or its nominee whether or not patented, copyrighted or the subject of a mask work right. Consultant shall execute such papers and perform such lawful acts as Company deems necessary to exercise all rights, title and interest in such Statutory Rights.

                    4.4.4 To execute and deliver to Company or its nominee upon request and at Company's expense all documents, including applications for and assignments of Statutory Rights to be issued therefor, as Company determines are necessary or desirable to apply for and obtain Statutory Rights on such assignable inventions in any and all countries and/or to protect the interest of Company or its nominee in Statutory Rights and to vest title thereto in Company or its nominee.

            4.5 RETURN OF RECORDS, EQUIPMENT AND CONFIDENTIAL INFORMATION. Upon the earlier of termination of Consultant's engagement hereunder or request by Company, Consultant shall promptly return to Company: (i) all Confidential Information and all documents, records, procedures, books, notebooks, and any other documentation in any form whatsoever (including, but not limited to, written, audio, video or electronic) containing any information pertaining to Company which includes Confidential Information, including any and all copies of such documentation then in Consultant's possession or control regardless of whether such documentation was prepared or compiled by Consultant, Company, other consultants or employees of Company, representatives, agents, or independent contractors, and (ii) all equipment or tangible personal property entrusted to Consultant by Company. Consultant will not retain any original, copy, description, document, data base or other form of media that contains or relates to any Confidential Information whether produced by Consultant or otherwise. Without limiting the generality of the foregoing, Consultant shall permanently delete all Confidential Information from all computers, disks, CD-ROMS, tapes, and other media owned or used by or accessible to Consultant, other than from any of the foregoing owned, used or controlled by Company. Consultant acknowledges that all Confidential Information and all such documentation, copies of such documentation, equipment, and tangible personal property are and shall at all times remain the sole and exclusive property of Company.

            4.6 ADDITIONAL COVENANTS PROTECTING THE INTERESTS OF COMPANY. Consultant agrees as follows:

                    4.6.1 That during Consultant's engagement hereunder, Consultant shall not directly or indirectly, individually or together or through any affiliate or other person, firm, corporation, or entity engage in any other business activity which would interfere with the performance of Consultant's duties hereunder including, but not limited to, engaging in any business (including any non-profit business) that, as more than an incidental part of its business, operates preschools or elementary schools (including charter schools at the elementary level) or


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that otherwise competes with a business in which Company is engaged as of the
Effective Date (a "Competitive Business").

                    4.6.2 That for the period commencing on the Effective Date and ending two (2) years after the Effective Date and irrespective of the duration of the Consulting Term, Consultant shall not directly or indirectly, individually, or together with, or through any other person, firm, corporation, or entity: (i) in any manner discourage any person or entity which is or has been a customer or supplier of Company from continuing its business relationship with Company, (ii) solicit, approach, counsel, or attempt to induce any person who is then in the employ of or an independent contractor of Company, to leave their employ or engagement, or (iii) aid or counsel any other person, firm, corporation, or entity to do any of the above.

                    4.6.3 That for the period commencing on the Effective Date and ending two (2) years after the Effective Date and irrespective of the duration of the Consulting Term, Consultant will not directly or indirectly on Consultant's own behalf or on behalf of any other person, firm or entity (a) engage in; (b) own or control any interest in (except as a passive investor of less than 5% of the publicly traded stock of a publicly held company); (c) act as a director, officer, manager, employee, trustee, agent, partner, joint venturer, participant, consultant of or be obligated to, or be connected in any advisory, business or ownership capacity with; (d) lend credit or money for the purpose of the establishing or operating; or (e) allow Consultant's name or reputation to be used by any firm, corporation, partnership, trust or other business enterprise directly or indirectly engaged in, any Competitive Business anywhere in North America. Consultant has carefully considered the nature and extent of the restrictions upon competition set forth herein and agrees that the same are reasonable with respect to duration and territory.

            4.7 POST-ENGAGEMENT COOPERATION. Consultant agrees that during and following Consultant's engagement under this Agreement, Consultant shall, upon Company's reasonable request, in good faith and with Consultant's best efforts, subject to Consultant's reasonable availability, cooperate and assist Company in any dispute, controversy, or litigation in which Company may be involved and with respect to which Consultant obtained knowledge while employed or engaged by Company or any of its predecessors, affiliates, successors, or assigns, including, but not limited to, Consultant's participation in any court or arbitration proceedings, giving of testimony, signing of affidavits, or such other personal cooperation as counsel for Company shall request. Any such activities shall be scheduled, to the extent reasonably possible, to accommodate Consultant's business and personal obligations at the time. Company shall pay Consultant's reasonable travel and incidental out-of-pocket expenses incurred in connection with any such cooperation.

            4.8 REMEDIES. In view of the position of confidence which Consultant has and will enjoy with Company and the relationship with the clients, customers, members, and employees of Company and its affiliates, and recognizing both the access to confidential financial and other information which Consultant has had and will have pursuant to Consultant's


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engagement and the fact that Parent and Merger Sub would not have entered into the Merger Agreement or purchased the capital stock of Company without Consultant's covenants in this Agreement, Consultant expressly acknowledges that the restrictive covenants set forth in this Section 4 are reasonable and necessary in order to protect and maintain the proprietary interests and other legitimate business interests of Company and its affiliates. Consultant further acknowledges that (i) it would be difficult to calculate damages to Company and its affiliates from any breach of Consultant's obligations under this Section 4,
(ii) that injury to Company and its affiliates from any such breach would be irreparable and impossible to measure, and (iii) that the remedy at law for any breach or threatened breach of this Section 4 would therefore be an inadequate remedy and, accordingly, Company shall, in addition to all other available remedies (including without limitation seeking such damages as it can show it and its affiliates has sustained by reason of such breach and/or the exercise of all other rights it has under this Agreement), be entitled to injunctive and other similar equitable remedies without the necessity of showing actual damages or posting bond.

            4.9 THIRD PARTY BENEFICIARIES. The parties hereto acknowledge that any breach of any of the provisions of this Agreement would be damaging to the Affiliates as well as Company and the Affiliates shall therefore have the right, as third party beneficiaries, to pursue any and all remedies for any breach of the provisions of this Agreement by Consultant, including but not limited to the remedies provided for in Section 4.8 hereof, as though the Affiliates are a party to this Agreement.

SECTION 5.  REPRESENTATIONS BY CONSULTANT.

            Consultant represents and warrants that Consultant is free to enter into and perform each of the terms and conditions of this Agreement; that Consultant is not a party to any confidentiality, non-compete or other agreement that restricts the services that may be rendered by Consultant for Company; and that Consultant's execution and/or performance of all Consultant's obligations under this Agreement does not and will not violate or breach any other agreement between Consultant and any other person or entity. Consultant acknowledges that but for this representation and warranty, Company would not agree to enter into this Agreement.

SECTION 6.  ASSIGNABILITY.

            This Agreement is binding upon and inures to the benefit of the parties and their respective heirs, executors, administrators, personal representatives, successors, and permitted assigns. Company may assign its rights or delegate its duties under this Agreement at any time and from time to time and upon any such assignment all references herein to Company shall include any assignee of Company. The parties acknowledge that this Agreement is personal to Consultant and that the availability of Consultant to perform services and the covenants provided by Consultant hereunder have been a material consideration for Company to enter into this Agreement. Accordingly, Consultant may not assign any of Consultant's rights or delegate any of Consultant's duties under this Agreement, either voluntarily or by operation of law, without


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the prior written consent of Company, which may be given or withheld by Company in its sole and absolute discretion.

SECTION 7.  NOTICES.

            All notices, requests, demands or other communications hereunder shall be deemed to have been duly given when delivered, addressed as follows (or at such other address as the addressed party may have substituted by notice pursuant to this Section 7):

            If to Consultant: Richard A. Niglio
                              68 Via La Cumbre
                              Greenbrae, California 94904

            If to Company:    Children's Discovery Centers of America, Inc.
                              851 Irwin Street, Suite 200
                              San Rafael, California 94901
                              Attention: Chief Executive Officer

            With a copy to:   Stanley E. Maron, Esq.
                              Maron & Sandler
                              844 Moraga Drive
                              Los Angeles, CA 90049

SECTION 8.  MISCELLANEOUS.

            8.1 INDEPENDENT CONTRACTOR. Consultant agrees that the payments to be made by Company to Consultant are not for services as an employee but as an independent contractor and Company is interested only in the results obtained by Consultant. The specific manner and means of performing consulting services shall be under the sole control of Consultant. Consultant agrees that inasmuch as Consultant is an independent contractor and not an employee of Company, Consultant is not entitled to participate in any Company sponsored employee benefit plans, including but not limited to, Company's health and life insurance plans. Moreover, Company will not deduct any amounts for withholding tax, social security taxes or otherwise and Company will remit no monies to the State of California or the United States Government from the payments to be made to Consultant pursuant to this Agreement. Consultant represents that Consultant will report all amounts received under this Agreement as ordinary income for State and Federal income tax purposes and, based upon such representation, Company will be taking a corresponding deduction for the payments made to Consultant hereunder. If any payments to Consultant are not deductible by Company pursuant to Section 280G of the Internal Revenue Code of 1986, as amended, Consultant shall upon demand of Company immediately reimburse Company an appropriate amount so that the net cost to Company of all payments made to Consultant shall be the same as if such payments had been deductible by Company.


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            8.2     ENTIRE AGREEMENT.  This Agreement and the exhibits hereto
embodies the entire representations, warranties, covenants and agreements in relation to the subject matter hereof. No other representations, warranties, covenants, understandings or agreements in relation hereto exist between the parties except as otherwise expressly provided herein. This Agreement supersedes any previous employment, consulting or similar agreement between Company and Consultant including, without limitation, that certain Employment Agreement entered into as of January 15, 1998.

            8.3 AMENDMENT. This Agreement may not be amended except by an instrument in writing duly executed by the Company, Consultant and Parent.

            8.4 APPLICABLE LAW; ARBITRATION. This Agreement has been made and executed under, and will be construed and interpreted in accordance with, the laws of the State of California. Any dispute, controversy or claim arising out of this Agreement or the performance, breach or termination thereof shall be settled by binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The place of arbitration shall be San Francisco, California. The arbitration shall be conducted by a neutral arbitrator selected by mutual agreement of the parties within ten (10) days after notice by either party to the other requesting such arbitration. If the parties fail to agree within ten (10) days on the selection of the arbitrator, an arbitrator shall be promptly appointed by the American Arbitration Association from its Large, Complex Case Panel. Judgment upon the award rendered may be entered in any court having jurisdiction. The prevailing party shall be entitled to be awarded all costs of arbitration including, but not limited to, attorneys' fees. All information resulting from or otherwise pertaining to any dispute shall be nonpublic and handled by Company, Consultant and their respective agents in such a way as to prevent the public disclosure of such information.

            8.5 PROVISIONS SEVERABLE. Every provision of this Agreement is intended to be severable from every other provision of this Agreement. If any provision of this Agreement is held to be void or unenforceable, in whole or in part, the remaining provisions will remain in full force and effect, unless the remaining provisions are so eviscerated by such holding that they do not reflect the intent of the parties in entering into this Agreement. If any provision of this Agreement is held to be unreasonable or excessive in scope or duration, that provision will be deemed to be reformed and enforced to the maximum extent permitted by law.

            8.6 NON-WAIVER OF RIGHTS AND BREACHES. Any waiver by a party of any breach of any provision of this Agreement will not be deemed to be a waiver of any subsequent breach of that provision, or of any breach of any other provision of this Agreement. No failure or delay in exercising any right, power, or privilege granted to a party under any provision of this Agreement will be deemed a waiver of that or any other right, power, or privilege. No single or partial exercise of any right, power, or privilege granted to a party under any provision of this Agreement will preclude any other or further exercise of that or any other right, power, or privilege.


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            8.7      INTERPRETATION OF AGREEMENT.  Each of the parties has had
the opportunity to be represented by counsel in the negotiation and preparation of this Agreement. The parties agree that this Agreement is to be construed as jointly drafted. Accordingly, this Agreement will be construed according to the fair meaning of its language, and the rule of construction that ambiguities are to be resolved against the drafting party will not be employed in the interpretation of this Agreement.

            8.8 GENDER AND NUMBER. Concerning the words used in this Agreement, the singular form shall include the plural form, the masculine gender shall include the feminine or neuter gender, and vice versa, as the context requires, and the word "person" shall include any natural person, partnership, corporation, limited liability company, association, trust, estate or other legal entity.

            8.9 HEADINGS. The headings of the Sections and Paragraphs of this Agreement are inserted for ease of reference only, and will have no effect in the construction or interpretation of this Agreement.

            8.10 COUNTERPARTS. This Agreement and any amendment or supplement to this Agreement may be executed in two or more counterparts, each of which will constitute an original but all of which will together constitute a single instrument. Transmission by facsimile of an executed counterpart signature page hereof by a party hereto shall constitute due execution and delivery of this Agreement by such party.

SECTION 9.  EFFECTIVE DATE.

            Anything contained in this Agreement to the contrary notwithstanding, the effectiveness of this Agreement is contingent upon the consummation of the Offer (as defined in the Merger Agreement) in accordance with the Merger Agreement. As used herein, the "Effective Date" shall mean a date designated by Parent which such date shall be on or after the date of consummation of the Offer and on or before the date of the Closing of the Merger (as defined in the Merger Agreement) in accordance with the Merger Agreement.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                              "Consultant"

                              /s/ Richard A. Niglio
                              -------------------------------------
                              RICHARD A. NIGLIO


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                              "Company"

                              CHILDREN'S DISCOVERY CENTERS OF AMERICA, INC., a Delaware corporation


                              By:  /s/ Elanna S. Yalow
                                   --------------------------------



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